SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)(1)

CDC Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

G2022L106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2022L106		13G

1.

Name of Reporting Persons
Evolution Capital Management LLC;

Evo Capital Management Asia Limited;

Evolution CDC SPV, Ltd.;

Evolution Master Fund, Ltd SPC, Segregated Portfolio M

I.R.S. Identification No. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.

Citizenship or Place of Organization
Evolution Capital Management LLC (Delaware)

Evo Capital Management Asia Limited (Hong Kong)

Evolution CDC SPV, Ltd. (Cayman Islands)

Evolution Master Fund, Ltd SPC, Segregated Portfolio M (Cayman Islands)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: Evolution Capital Management LLC (0) Evo Capital Management Asia Limited (0) Evolution CDC SPV, Ltd. (0) Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)

	6.	Shared Voting Power: Evolution Capital Management LLC (0) Evo Capital Management Asia Limited (0) Evolution CDC SPV, Ltd. (0) Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)

	7.	Sole Dispositive Power: Evolution Capital Management LLC (0) Evo Capital Management Asia Limited (0) Evolution CDC SPV, Ltd. (0) Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)

	8.	Shared Dispositive Power: Evolution Capital Management LLC (0) Evo Capital Management Asia Limited (0) Evolution CDC SPV, Ltd. (0) Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:
Evolution Capital Management LLC (0)

Evo Capital Management Asia Limited (0)

Evolution CDC SPV, Ltd. (0)

Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.

Percent of Class Represented by Amount in Row 9
Evolution Capital Management LLC (0%)

Evo Capital Management Asia Limited (0%)

Evolution CDC SPV, Ltd. (0%)

Evolution Master Fund, Ltd SPC, Segregated Portfolio M (0%)

12.	Type of Reporting Person* Evolution Capital Management LLC (OO) Evo Capital Management Asia Limited (CO) Evolution CDC SPV, Ltd. (CO) Evolution Master Fund, Ltd SPC, Segregated Portfolio M (CO)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer:

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Item 2(a)	Name of Person(s) Filing:

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Item 2(c)	Citizenship or Place of Organization

Item 2(d)	Title of Class of Securities:

Item 2(e)	CUSIP Number:

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(J).

Item 4	Ownership:

The responses of the Reporting Persons to Rows 5 through 9 and 11, starting on page 2 are incorporated herein by reference: none of the Reporting Persons are owners of 5% or more of the securities reported herein.

Item 5	Ownership of Five Percent or Less of a Class
The responses of the Reporting Persons to Rows 5 through 9 and 11, starting on page 2, are incorporated herein by reference.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8	Identification and Classification of Members of the Group

Item 9	Notice of Dissolution of Group

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date

EVOLUTION CAPITAL MANAGEMENT LLC

/s/ Richard Chisholm
Richard Chisholm, General Counsel

EVO CAPITAL MANAGEMENT ASIA LIMITED

By:	/s/ Gareth Phillips
Gareth Phillips, Director

EVOLUTION CDC SPV, LTD.

By:	/s/ Adrian Brindle
Adrian Brindle, Director

EVOLUTION MASTER FUND LTD. SPC, SEGREGATED PORTFOLIO M

/s/ Richard Chisholm
Richard Chisholm, Authorized Signatory